Exhibit 99.3

SHAREHOLDERS’ CIRCULAR

AERCAP HOLDINGS N.V. (“AerCap”)

Regarding agenda items 2. and 3. relating to the acquisition of ILFC

Extraordinary general meeting of shareholders to be held on 13 February 2014
Venue: offices of AerCap at AerCap House, Stationsplein 965, 1117 CE Schiphol, the Netherlands.
Time: 9.30 a.m. (Amsterdam time)

IMPORTANT INFORMATION

This circular may contain certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are intended to be covered by the safe harbor for “forward-looking statements” provided by the US Private Securities Litigation Reform Act of 1995. In some cases, such forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “will,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All forward-looking statements included in this circular are not statements of historical fact but are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of future financial performance based on growth strategies and anticipated trends in our businesses. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in any forward-looking statements. As a result, there can be no assurance that any forward-looking statements included in this circular will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in any forward-looking statements in this circular might not occur. Among the factors that could cause actual results to differ materially from those described in any forward-looking statements are factors relating to the ability to consummate the Proposed Transaction; the ability to obtain requisite regulatory, lender and shareholder approval and the satisfaction of other conditions to the Proposed Transaction; the ability of AerCap to successfully integrate ILFC’s operations and employees and realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transaction on relationships, including with employees, suppliers, customers and competitors; and changes in general economic, business and political conditions, including changes in the financial markets, as well as those factors described under the headings “Risk Factors” in AerCap’s and ILFC’s respective annual reports on Form 20-F and Form 10-K for the year ended 31 December 2012, as filed with the US Securities and Exchange Commission (the “SEC”). Copies of such annual reports on Form 20-F and Form 10-K are available online at http://www.sec.gov or on request from each company. Except for any obligation to disclose material information under federal securities laws, AerCap and ILFC do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and AerCap and ILFC do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements.  Certain figures contained in this circular have been subject to rounding adjustments. Accordingly, in certain instances the sum of the numbers in a column or a row in tables contained herein may not conform exactly to the total figure given for that column or row. With the exception of the information contained in section 5, which has been provided by and at the responsibility of AIG Capital Corporation, the information in this circular has been solely provided by and at the responsibility of the AerCap. This circular has not been submitted to, or reviewed by, any securities commission of any jurisdiction. This circular is governed by Dutch law and any dispute arising in connection therewith is subject to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands.

TABLE OF CONTENTS

1.	DEFINITIONS	4

2.	INTRODUCTION	7

3.	EVENTS LEADING UP TO THE PROPOSED TRANSACTION	9

4.	RATIONALE OF THE PROPOSED TRANSACTION	11

5.	SELECTED INFORMATION ON ILFC AND AIG	13

6.	UNAUDITED SELECTED PRO FORMA FINANCIAL INFORMATION	23

7.	SUMMARY OF THE TERMS OF THE PROPOSED TRANSACTION	27

8.	FINANCING OF THE PROPOSED TRANSACTION	35

9.	SENIOR MANAGEMENT RETENTION	36

10.	RECOMMENDATION BY THE BOARD	37

EXHIBIT A	38

1.	DEFINITIONS

Unless the context otherwise requires, in this shareholders’ circular:

“AerCap” means AerCap Holdings N.V.

“AIG” means American International Group, Inc.

“Board” means the board of directors of AerCap

“Bridge Credit Agreement” has the meaning ascribed thereto in Chapter 8 (Financing of the Proposed Transaction) of this shareholders’ circular

“Cash Consideration” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular

“CEO” means Mr. Aengus Kelly, the Chief Executive Officer and Executive Director of AerCap

“CFIUS” means the Committee on Foreign Investment in the United States

“Chairman” means Mr. Pieter Korteweg, the chairman of the Board

“Citibank” means Citibank N.A.

“Citigroup” means Citigroup Global Markets Inc.

“Closing Effective Time” means the time of Closing

“Closing” means closing of the sale and purchase of the issued and outstanding shares of common stock of ILFC in the manner contemplated in the Share Purchase Agreement

“Closing Failure” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular

“Committee” means the Nomination and Compensation Committee of AerCap

“Compliance Agreement” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular

“Consideration” means the Cash Consideration and the Stock Consideration jointly

“DCC” means the Dutch Civil Code (Burgerlijk Wetboek)

“EGM” has the meaning ascribed thereto in the introduction of this shareholders’ circular

“FAA” means the U.S. Federal Aviation Administration

“Fitch” means Fitch Ratings Inc.

“General Meeting” means the general meeting of AerCap

“Goldman Sachs” means Goldman Sachs International

“ILFC” means International Lease Finance Corporation

“Moody’s” means Moody’s Corporation

“Potential Jumbo Transaction” has the meaning ascribed thereto in Chapter 3 (Events Leading up to the Proposed Transaction) of this shareholders’ circular

“Proposals” has the meaning ascribed thereto in Chapter 2 (Introduction) of this shareholders’ circular

“Proposed Transaction” has the meaning ascribed thereto in Chapter 2 (Introduction) of this shareholders’ circular

“Purchaser” means AerCap Ireland Limited, an Ireland private limited liability company ultimately controlled by AerCap

“Registration Rights Agreement” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular

“SEC” means the U.S. Securities and Exchange Commission

“Seller” means AIG Capital Corporation

“Seller Credit Agreement” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular

“Shares” means ordinary shares in the capital of AerCap with a par value of EUR 0.01 each

 “Share Purchase Agreement” means the share purchase agreement between AerCap, the Purchaser, the Seller and AIG, relating to the acquisition of ILFC

“S&P” means Standard & Poor’s Financial Services LLC

“Stock Consideration” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular

“Shareholders’ Agreement” has the meaning ascribed thereto in Chapter 7 (Summary of the terms of the Proposed Transaction) of this shareholders’ circular

“Transaction Agreements” means the Share Purchase Agreement, the Shareholders’ Agreement, the Registration Rights Agreement, the Compliance Agreement, the Seller Credit Agreement and the Bridge Credit Agreement and certain other agreements and documents contemplated thereunder and related thereto

“UBS” means UBS AG, Stamford Branch

“UBS Securities” means UBS Securities LLC

“Voting Agreement” has the meaning ascribed thereto in Chapter 3 (Events leading up to the Proposed Transaction) of this shareholders’ circular

“Waha” means Waha AC Coöperatief U.A.

2.	INTRODUCTION

This shareholders’ circular has been prepared by AerCap to inform its shareholders, and other persons entitled to vote, at its extraordinary general meeting of shareholders to be held on 13 February 2014 (the “EGM”), on the acquisition by the Purchaser of all of the issued and outstanding shares of common stock of ILFC, in exchange for the following consideration:

●	USD 3,000,000,000 (which consists of USD 2,400,000,000 to be paid by AerCap to the Seller at Closing and a special distribution of USD 600,000,000 to be made by ILFC to the Seller at the Closing); and
●	97,560,976 Shares (as adjusted pursuant to the terms of the Share Purchase Agreement), representing approximately 46% of AerCap’s outstanding Shares after the Closing;

subject to the terms of the Transaction Agreements (the “Proposed Transaction”).

Under article 2:107a DCC and article 16.7 of AerCap’s articles of association, a resolution of the Board regarding a significant change to the identity or the nature of AerCap or its business, which includes an acquisition at a value in excess of a threshold of one-third of the total assets of AerCap, must be approved by the General Meeting. The Proposed Transaction is at a value that exceeds the above-mentioned threshold.

This shareholders’ circular provides further details of the Proposed Transaction in connection with items 2. and 3. on the agenda for the EGM. The Board believes that the Proposed Transaction is in the best interests of AerCap, its shareholders and other stakeholders and is at fair terms and price.

Accordingly, the Board recommends that the AerCap shareholders, and other persons entitled to vote, vote in favor of the proposals with respect to items 2. and 3. on the agenda for the EGM. AerCap aims to complete the Proposed Transaction in Q2 2014, subject to, among other things, the General Meeting having approved the Proposed Transaction.

In order to enable AerCap (for the purposes of the below agenda items the “Company”) to enter into the Proposed Transaction, AerCap shareholders, and other persons entitled to vote, will be asked to vote in favour of the following proposals (the “Proposals”) at the EGM:

Agenda item 2.
Approval pursuant to Article 2:107a Dutch Civil Code and article 16.7 of the Company’s articles of association in relation to the anticipated acquisition of International Lease Finance Corporation (voting item).

Agenda item 3.	(a) Conditional appointment of Robert H. Benmosche as non-executive director for a period of four years (voting item).
(b) Conditional appointment of David L. Herzog as non-executive director for a period of four years (voting item).

The Proposals under agenda items 3. (a) and (b) are conditional on the adoption of agenda item 2., and if adopted, the appointments shall be subject to, and effective as of, the Closing Effective Time.

Under AerCap’s articles of association, the adoption of the Proposals requires an absolute majority of the votes at the EGM cast in favour of the Proposals. At the date of this shareholders’ circular AerCap’s issued and outstanding share capital amounts to EUR 1,137,206.42, consisting of 113,720,642 Shares, all of which Shares are fully paid-up.

Under the Voting Agreement, Waha, currently the holder of approximately 26% of the voting rights in AerCap, has committed to vote in favour of the Proposals.

Schiphol, 24 December 2013

3.	EVENTS LEADING UP TO THE PROPOSED TRANSACTION

On 9 December 2012 the Seller and AIG entered into an agreement with Jumbo Acquisition Limited for the sale of up to 90.0% of ILFC’s common stock for approximately USD 4.75 billion in cash in a transaction that valued ILFC at approximately USD 5.28 billion (the “Potential Jumbo Transaction”). On 17 June 2013 AIG announced in a public filing with the SEC that AIG and Seller might  pursue (but not enter into definitive documentation for, or consummate) other offers for ILFC and might continue to pursue (but not engage in widespread solicitation of orders for, or request effectiveness of) a public offering.

On 7 July 2013 the Board held a meeting at which meeting the Board decided to monitor developments regarding ILFC.

In July and August 2013 AerCap discussed and negotiated the financing of the potential acquisition of ILFC with UBS and Citigroup.

In early September 2013, AIG and AerCap engaged in discussions regarding a possible sale of ILFC to AerCap. AerCap and AIG discussed that, as part of any transaction, AIG would become a significant shareholder of AerCap because any transaction would involve a mix of cash and stock consideration.

On 26 September 2013, the Board held a meeting to discuss a draft letter to AIG with a proposal to acquire ILFC. The Board unanimously resolved to send the letter to AIG and the letter was sent on 2 October 2013.

On 10 October 2013, AerCap received a written response from AIG to the letter sent by AerCap on 2 October 2013. The response acknowledged the rationale for the potential acquisition of ILFC by AerCap.

Subsequently, negotiations took place between AerCap and AIG, both via physical meetings in New York and telephonically.

On 15 October 2013, the Board held a meeting to discuss, amongst other items, developments with respect to the potential acquisition of ILFC by AerCap.

On 29 October 2013, the Board held a meeting to discuss key developments with respect to the potential acquisition of ILFC by AerCap. The Board unanimously acknowledged the negotiation results so far and unanimously agreed to conduct due diligence with respect to ILFC.

On 31 October 2013, the CEO of AerCap met with Mr. Benmosche, the Chief Executive Officer of AIG, at the offices of AIG in New York to review and confirm the current status of the negotiations with respect to the potential acquisition of ILFC by AerCap.

AerCap and AIG began conducting “in-depth” commercial, financial, tax and legal due diligence investigations on each other in November 2013, which due diligence investigations continued until the entry into the Share Purchase Agreement.

On 13 November 2013, the Board held a meeting to discuss developments with respect to the potential acquisition of ILFC by AerCap. In that meeting, the Board acknowledged that, in order to successfully implement the Proposed Transaction, AerCap would need to ensure that it would retain AerCap’s senior management for a period that extended well beyond their current employment end dates in May 2015. Accordingly, the Board discussed the potential design and characteristics of a senior management compensation scheme that would meet the objective of long term retention.

Waha entered into a confidentiality undertaking with AerCap on 27 November 2013 and was informed of the Proposed Transaction on the same date. Subsequently, AerCap, the Seller and AIG conducted negotiations with Waha in respect of an agreement among AerCap, Waha, the Seller and AIG, pursuant to which Waha has agreed to support the Proposed Transaction, which agreement was signed on 16 December 2013 (the “Voting Agreement”).

On 3 December 2013, the Board held a further  meeting to discuss developments with respect to the potential acquisition of ILFC by AerCap.

The Board and the board of AIG approved the Proposed Transaction on 16 December 2013 and 3 December 2013, respectively.

On 16 December 2013 AIG and the Seller terminated the agreements with Jumbo Acquisition Limited in relation to the Potential Jumbo Transaction.

The Share Purchase Agreement was executed on 16 December 2013 after the termination of the Potential Jumbo Transaction.

The Proposed Transaction was announced by AerCap and AIG in the morning of 16 December 2013, U.S. Eastern Time and in the afternoon Amsterdam time.

Throughout the process summarized above, a special committee of the Board composed of (i) the Chairman, (ii) the CEO, (iii) Mr. Salem R.R.A. Al Noaimi, (iv) Mr. Paul T. Dacier and (v) Mr. Robert G. Warden assisted management with matters related to the potential acquisition of ILFC. Furthermore AerCap has been advised by UBS Securities and Goldman Sachs as financial advisors, Cravath, Swaine and Moore LLP, NautaDutilh N.V., McCann FitzGerald and Freshfields Bruckhaus Deringer LLP as legal advisors and KPMG Tax as tax advisor with respect to the Proposed Transaction.

4.	RATIONALE OF THE PROPOSED TRANSACTION

The Board proposes that AerCap consummates the Proposed Transaction and recommends that the AerCap shareholders, and other persons entitled to vote, vote in favor of the Proposals. Prior to reaching its determination to support the Proposed Transaction, the Board consulted with and received the advice of financial advisors and outside legal and tax counsels, discussed certain issues with AerCap’s management and considered a variety of factors weighing positively in favor of the Proposed Transaction, including the following material factors:

Shareholder value

The Proposed Transaction is expected to be more accretive to future earnings and earnings per Share than other available opportunities. The aircraft portfolio of the combined company is expected to generate high levels of sustained profitability, with ~85% of expected lease revenue for the next three years already contracted. Run-rate annual earnings per share of the combined company are expected to be in excess of USD 4.00 after completion of the integration of the combined company, which is currently expected to be completed in the course of 2015.

Value of the acquired portfolio and order book

As part of the Proposed Transaction, AerCap will acquire ILFC’s highly attractive portfolio of aircraft. The Board compared the purchase price to be paid by AerCap as part of the Proposed Transaction to the appraised value of the aircraft fleet by three independent appraisers and determined that based on this comparison the purchase price is favourable. Based on the closing stock price of AerCap’s shares on Wednesday 11 December 2013, the total consideration has a value of approximately USD 26 billion including the assumption of the outstanding ILFC net debt of approximately USD 21 billion1, which equates to approximately USD 6 billion below the appraised aircraft value (average of appraisal values provided by Ascend, BK and AISI) and the fair value of the other identifiable assets and liabilities. The resulting portfolio of the combined company will be heavily concentrated in the most modern, fuel efficient aircraft in the world. In addition, AerCap will acquire ILFC’s industry-leading order book for new-technology aircraft, which includes pricing terms and delivery schedules that are superior to those available in the current market and underpin the expected long term profitability of the combined company.

Establishment of an industry leader

AerCap’s acquisition of ILFC is expected to create the leading global franchise in the aircraft leasing industry. With a fleet of over 1,300 diverse aircraft and a highly attractive order book of 385 aircraft, the combined company has aircraft assets of approximately USD 35 billion, approximately 200 airline customers globally and projected annual revenue of approximately USD 5 billion. The combined company is expected to lead the industry with respect to size and various financial metrics. The combined company is expected to also have the most attractive order book in the industry in terms of

1 The final value of the total consideration will be determined on the basis of the closing stock price of AerCap’s shares and the outstanding ILFC net debt on the closing date of the Proposed Transaction.

aircraft type, pricing and delivery dates. The Proposed Transaction is expected to bring significant benefits to AerCap, its shareholders and other stakeholders.

Quality of funding and capital structure

The combined company is expected to have manageable capital expenditures of approximately USD 3.0 billion per annum between 2014 and 2016, combined with extensive access to all capital markets, including the unsecured and secured bond markets, the commercial bank market, ECA/EXIM and the ABS market. Both AerCap and ILFC have strong track records in accessing capital markets. With loyal investor bases and over USD 39 billion of successful financing over the last several years and given the combined company’s strong contracted operating cash flow, AerCap regards its capital requirements as manageable. In addition to its access to capital markets, the combined company will benefit from the USD 1.0 billion five-year unsecured revolving credit facility provided by AIG under the Seller Credit Agreement. This facility is expected to allow the combined company to access capital without absorbing capacity in the banking market, and with limited conditionality.

Opportunity to leverage existing operating capabilities

The Proposed Transaction is expected to result in meaningful opportunities to increase the financial performance of ILFC’s fleet through the application of AerCap’s industry-leading portfolio management, receivables management and fleet utilization capabilities. These applications of AerCap’s competitive advantages to the business of the combined company are expected to lead to significant improvements in working capital efficiency and cash flows.

AerCap also expects that the combined company will capitalize on the combined abilities of AerCap and ILFC with respect to the provision of large scale fleet solutions.

Synergies and improvements to operating efficiency

A number of functions and roles are duplicated in AerCap and ILFC and the acquisition of ILFC is expected to provide AerCap with the opportunity for cost savings and synergies in the combined company.

Benefits of transaction structure

Relocation of ILFC’s assets is necessary to align the assets with the operating platform of the combined company as AerCap already operates in Ireland. The transfer of assets will produce a reduction in the tax expense of the combined company based on the Irish tax rate.

5.	SELECTED INFORMATION ON ILFC AND AIG

ILFC
ILFC was founded in 1973 and remained an independent company until it was acquired by AIG in 1990. While a wholly owned subsidiary of AIG, ILFC maintained its independently recognized brand name, operated outside of AIG’s core insurance operations and remained focused on its aircraft leasing business.

The portfolio of ILFC consists of approximately 1,000 owned or managed aircraft. As of 30 September 2013, the portfolio included 913 owned aircraft in its leased fleet and nine additional aircraft in AeroTurbine’s leased fleet. As of that date ILFC had 18 additional aircraft in its fleet classified as finance and sales-type leases, and provided fleet management services for 71 aircraft.

ILFC has also commitments to purchase 338 new high-demand, fuel-efficient aircrafts, including 10 through sale-leaseback transactions, through 2022. ILFC has approximately 200 customers in more than 80 countries. ILFC is an independent aircraft lessor, because it is not affiliated with any airframe or engine manufacturer. This provides ILFC with purchasing flexibility to acquire aircraft or engine models regardless of the manufacturer. For the year ended 31 December 2012 and the nine months ended 30 September 2013, ILFC had total revenues of USD 4.5 billion and USD 3.3 billion, respectively.

ILFC’s portfolio includes a diverse and strategic mix of aircraft. The diversified fleet of owned aircraft is comprised of 72% narrow body (single-aisle) aircraft and 28% wide body (twin-aisle) aircraft as measured by aircraft count, with 54% representing Airbus models and 46% representing Boeing models. The weighted average age of ILFC’s owned aircraft, weighted by the net book value of such aircraft, was 8.6 years at 30 September 2013. ILFC has the largest order position for the Boeing 787 and the largest order position among aircraft leasing companies for the Airbus A320neo family, according to reports currently available on the Airbus and Boeing websites, and it has a large order position for the Airbus A350. ILFC has also contracted with Embraer S.A. to purchase 50 E-Jets E2 next generation aircraft with deliveries starting in 2018, with the right to purchase an additional 50 of such aircrafts, marking the introduction of the E-Jets aircraft to its fleet.

ILFC leases aircraft to airlines operating in every major geographic region, including emerging and high-growth markets in Asia, Latin America, the Middle East and Eastern Europe. Among its largest lessees are AeroMexico, Air France, American Airlines, China Southern Airlines and Emirates. ILFC predominantly enters into net operating leases that require the lessees to pay all operating expenses, normal maintenance and overhaul expenses, insurance premiums and taxes. The leases relating to ILFC’s owned aircraft have terms of up to 15 years and the weighted average lease term remaining on the current leases, weighted by the ILFC net book value of owned aircraft, was 4.0 years as of 30 September 2013. The leases are generally payable in U.S. dollars with lease rates fixed for the term of the lease.

In addition to its primary leasing activities, ILFC provides fleet management services for aircraft portfolios for a management fee, for 71 aircraft as of 30 September 2013. It also provides engine leasing, certified aircraft engines, airframes and engine parts, and supply chain solutions through a wholly owned subsidiary, AeroTurbine, Inc.

ILFC has 40 years of operating history, a premier brand name and operates its business principally from offices in Los Angeles, Miami, Amsterdam, Beijing, Dublin, Seattle and Singapore.

Below are ILFC’s consolidated balance sheets, consolidated statements of operations and cash flows for the year ended 31 December 2012 (audited) and for the nine months ended 30 September 2013 (unaudited)). Further details can be found in the Form S-1 filed by ILFC Holdings, Inc. with the U.S. SEC on 22 November 2013, for the accompanying notes and other details
(http://www.sec.gov/Archives/edgar/data/1528540/000104746913010780/a2217313zs-1a.htm).

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share amounts)

	December 31,

	2012	2011
ASSETS
Cash, including interest bearing accounts of $2,964,136 (2012) and $1,909,529 (2011)	$3,027,587	$1,975,009
Restricted cash, including interest bearing accounts of $406,788 (2012) and $414,807 (2011)	695,388	414,807
Net investment in finance and sales-type leases	93,936	81,746
Flight equipment	48,419,478	47,620,895
Less accumulated depreciation	13,951,169	12,118,607
	34,468,309	35,502,288
Deposits on flight equipment purchases	470,200	298,782
Lease receivables and other assets	785,602	599,734
Deferred debt issue costs, less accumulated amortization of $310,371 (2012) and $246,082 (2011)	269,335	288,878
	$39,810,357	$39,161,244
LIABILITIES AND SHAREHOLDERS' EQUITY
Accrued interest and other payables	$566,219	$447,521
Current income taxes and other tax liabilities	269,846	253,600
Secured debt financing, net of deferred debt discount of $15,125 (2012) and $17,452 (2011)	9,489,247	9,764,631
Unsecured debt financing, net of deferred debt discount of $37,207 (2012) and $39,128 (2011)	13,853,540	13,619,641
Subordinated debt	1,000,000	1,000,000
Derivative liabilities	20,933	31,756
Security deposits, deferred overhaul rental and other customer deposits	2,524,981	2,307,637
Deferred income taxes	4,142,723	4,204,589
Commitments and Contingencies— Note R
SHAREHOLDERS' EQUITY
Market Auction Preferred Stock, $100,000 per share liquidation value; Series A and B, each series having 500 shares issued and outstanding	100,000	100,000
Common stock—no par value; 100,000,000 authorized shares, 45,267,723 shares issued and outstanding	1,053,582	1,053,582
Paid-in capital	1,262,551	1,243,225
Accumulated other comprehensive (loss) income	(12,491)	(19,637)
Retained earnings	5,539,226	5,154,699
Total shareholders' equity	7,942,868	7,531,869
	$39,810,357	$39,161,244

See accompanying notes.

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands)

	Years Ended December 31,

	2012	2011	2010
REVENUES AND OTHER INCOME:
Rental of flight equipment	$4,345,602	$4,454,405	$4,726,502
Flight equipment marketing and gain on aircraft sales	35,388	14,348	10,637
Other income	123,250	57,910	61,741
	4,504,240	4,526,663	4,798,880
EXPENSES:
Interest	1,555,567	1,569,468	1,567,369
Depreciation of flight equipment	1,918,728	1,864,735	1,963,175
Aircraft impairment charges on flight equipment held for use	102,662	1,567,180	1,110,427
Aircraft impairment charges and fair value adjustments on flight equipment sold or to be disposed	89,700	170,328	552,762
Loss on early extinguishment of debt	22,934	61,093	—
Aircraft costs	134,825	49,673	33,352
Selling, general and administrative	257,463	188,433	179,428
Other expenses	51,270	89,732	157,003
	4,133,149	5,560,642	5,563,516
INCOME (LOSS) BEFORE INCOME TAXES	371,091	(1,033,979)	(764,636)
(Benefit) provision for income taxes	(39,231)	(310,078)	(268,968)

NET INCOME (LOSS)	$410,322	$(723,901)	$(495,668)

See accompanying notes.

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Years Ended December 31,

	2012	2011	2010
OPERATING ACTIVITIES:
Net income (loss)	$410,322	$(723,901)	$(495,668)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of flight equipment	1,918,728	1,864,735	1,963,175
Deferred income taxes	(62,971)	(468,329)	(312,461)
Derivative instruments	(403)	(117,396)	252,254
Foreign currency adjustment of non-US$ denominated debt	—	104,800	(200,320)
Amortization of deferred debt issue costs	73,935	64,174	56,227
Amortization of debt discount	14,191	13,706	11,968
Amortization of prepaid lease costs	61,518	63,369	47,809
Aircraft impairment charges and fair value adjustments	192,362	1,737,508	1,663,189
Lease expenses related to aircraft sales	—	(3,249)	91,217
Forfeitures of customer deposits	(42,607)	(14,178)	(7,951)
(Recoveries of) Provision for credit losses on notes receivable and net investment in finance and sales-type leases	(9,728)	44,986	19,511
Loss on extinguishment of debt	22,934	—	—
Other(a)	(15,641)	(50,696)	(29,955)
Changes in operating assets and liabilities:
Lease receivables and other assets	142,552	(7,986)	41,723
Accrued interest and other payables	100,343	(33,373)	119,391
Current income taxes and other tax liabilities	17,791	93,989	78,687
Tax benefit sharing payable to AIG	—	—	(85,000)
Net cash provided by operating activities	2,823,326	2,568,159	3,213,796
INVESTING ACTIVITIES:
Acquisition of flight equipment	(1,772,817)	(377,037)	(240,320)
Payments for deposits and progress payments	(233,677)	(158,932)	(61,085)
Proceeds from disposal of flight equipment	521,231	296,384	2,123,581
Acquisition of AeroTurbine, net of cash acquired	—	(138,225)	—
Restricted cash	(280,581)	42,336	(141,897)
Collections of notes receivable	11,066	45,543	72,015
Collections of finance and sales-type leases	41,879	14,958	32,928
Other	(230)	(6,225)	(5,370)

Net cash (used in) provided by investing activities	(1,713,129)	(281,198)	1,779,852
FINANCING ACTIVITIES:
Repayment of loan to AIG	—	—	(3,909,567)
Proceeds from debt financing	3,759,188	4,571,526	9,704,094
Payments in reduction of debt financing, net of foreign currency swap settlements	(3,824,636)	(8,054,223)	(7,989,514)
Debt issue costs	(73,120)	(121,777)	(189,376)
Security and rental deposits received	130,109	104,895	193,831
Security and rental deposits returned	(108,191)	(99,421)	(52,367)
Transfers of security and rental deposits on sales of aircraft	(4,428)	(38,015)	(264,323)
Overhaul rentals collected	574,979	547,514	500,701
Overhaul rentals reimbursed	(494,779)	(350,744)	(313,974)
Net change in other deposits	(16,121)	60,576	60,147
Payment of preferred dividends	(420)	(544)	(601)
Net cash (used in) provided by financing activities	(57,419)	(3,380,213)	(2,260,949)
Net increase (decrease) in cash	1,052,778	(1,093,252)	2,732,699
Effect of exchange rate changes on cash	(200)	564	(1,913)
Cash at beginning of year	1,975,009	3,067,697	336,911
Cash at end of year	$3,027,587	$1,975,009	$3,067,697

(a) Includes foreign exchange adjustments on foreign currency denominated cash, gain on aircraft sales, amortization of asset value guarantees, out of period adjustments relating to pension expenses, and other non-cash items.

See accompanying notes.

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

CONDENSED, CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share amounts)

(Unaudited)

	September 30, 2013	December 31, 2012
ASSETS
Cash and cash equivalents, including interest bearing accounts of $1,654,197 (2013) and $2,964,136 (2012)	$1,725,318	$3,027,587
Restricted cash, including interest bearing accounts of $408,917 (2013) and $406,788 (2012)	420,884	695,388
Net investment in finance and sales-type leases	159,968	93,936
Flight equipment	46,518,056	48,419,478
Less accumulated depreciation	13,835,770	13,951,169
	32,682,286	34,468,309
Flight equipment held for sale	205,716	9,171
Deposits on flight equipment purchases	643,515	470,200
Lease receivables and other assets	854,305	776,431
Deferred debt issue costs, less accumulated amortization of $289,168 (2013) and $310,371 (2012)	276,652	269,335
	$36,968,644	$39,810,357
LIABILITIES AND SHAREHOLDERS' EQUITY
Accrued interest and other payables	$598,151	$566,219
Current income taxes and other tax liabilities	261,828	269,846
Secured debt financing, net of deferred debt discount of $5,398 (2013) and $15,125 (2012)	8,281,477	9,489,247
Unsecured debt financing, net of deferred debt discount of $33,712 (2013) and $37,207 (2012)	12,991,826	13,853,540
Subordinated debt	1,000,000	1,000,000
Derivative liabilities	10,379	20,933
Security deposits, deferred overhaul rental and other customer deposits	2,656,279	2,524,981
Deferred income taxes	3,815,200	4,142,723
Commitments and Contingencies— Note L
SHAREHOLDERS' EQUITY
Market Auction Preferred Stock, $100,000 per share liquidation value; Series A and B, each having 500 shares issued and outstanding	100,000	100,000
Common stock—no par value; 100,000,000 authorized shares, 45,267,723 issued and outstanding	1,053,582	1,053,582
Paid-in capital	1,266,288	1,262,551
Accumulated other comprehensive loss	(5,967)	(12,491)
Retained earnings	4,939,601	5,539,226
Total shareholders' equity	7,353,504	7,942,868
	$36,968,644	$39,810,357

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

CONDENSED, CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(Dollars in thousands)

(Unaudited)

	September 30, 2013	September 30, 2012
REVENUES AND OTHER INCOME
Rental of flight equipment	$3,142,418	$3,320,711
Flight equipment marketing and gain on aircraft sales	33,777	25,176
Other income	96,269	81,848
	3,272,464	3,427,735
EXPENSES
Interest	1,088,655	1,165,844
Depreciation of flight equipment	1,386,793	1,440,502
Aircraft impairment charges on flight equipment held for use	1,139,863	102,662
Aircraft impairment charges and fair value adjustments on flight equipment sold or to be disposed	185,074	88,059
Loss on early extinguishment of debt	17,695	22,934
Aircraft costs	43,732	95,795
Selling, general and administrative	242,556	191,880
Other expenses	106,945	46,383
	4,211,313	3,154,059

(LOSS) INCOME BEFORE INCOME TAXES	(938,849)	273,676
(Benefit) provision for income taxes—Note C	(339,557)	(65,990)
NET (LOSS) INCOME	$(599,292)	$339,666

See notes to condensed, consolidated financial statements.

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
CONDENSED, CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Dollars in thousands)
(Unaudited)
	September 30, 2013	September 30, 2012
OPERATING ACTIVITIES
Net (loss) income	$(599,292)	$339,666
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of flight equipment	1,386,793	1,440,502
Deferred income taxes	(331,082)	(74,501)
Amortization of deferred debt issue costs	41,685	56,702
Amortization of debt discount	5,436	9,681
Amortization of prepaid lease costs	64,079	45,661
Aircraft impairment charges and fair value adjustments	1,324,937	190,721
Forfeitures of customer deposits	(30,328)	(17,469)
Loss on early extinguishment of debt	17,695	22,934
Other, including gain on aircraft sales and disposals	(4,235)	(27,926)
Changes in operating assets and liabilities:
Lease receivables and other assets	(68,178)	83,269
Accrued interest and other payables	28,871	181,949
Current income taxes and other tax liabilities	(8,018)	3,226
Net cash provided by operating activities	1,828,363	2,254,415
INVESTING ACTIVITIES
Acquisition of flight equipment	(1,507,279)	(1,515,670)
Payments for deposits and progress payments	(267,503)	(137,504)
Proceeds from disposal of flight equipment	391,796	237,128
Change in restricted cash	274,504	43,750
Collections of notes receivable	5,803	10,117
Collections of finance and sales-type leases	42,884	30,325
Net cash (used in) investing activities	(1,059,795)	(1,331,854)

FINANCING ACTIVITIES
Proceeds from debt financing	1,891,080	3,481,146
Payments in reduction of debt financing, net of foreign currency swap settlements	(3,973,845)	(3,675,766)
Debt issue costs	(58,851)	(56,531)
Security and rental deposits received	121,722	114,231
Security and rental deposits returned	(83,110)	(98,996)
Overhaul rentals collected	452,829	366,272
Overhaul rentals reimbursed	(419,863)	(405,957)
Net change in other deposits	(1,019)	24,505
Payment of preferred dividends	(271)	(300)
Net cash (used in) financing activities	(2,071,328)	(251,396)
Net (decrease) increase in cash	(1,302,760)	671,165
Effect of exchange rate changes on cash	491	36
Cash at beginning of period	3,027,587	1,975,009
Cash at end of period	$1,725,318	$2,646,210

See notes to condensed, consolidated financial statements.

AIG Capital Corporation
AIG Capital Corporation, the Seller, is a wholly owned subsidiary of AIG. AIG is a leading global insurance company. Founded in 1919, today AIG provides a wide range of property casualty insurance, life insurance, retirement products, mortgage insurance and other financial services to customers in more than 130 countries. Its diverse offerings include products and services that help businesses and individuals protect their assets, manage risks and provide for retirement security. AIG’s common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange. AIG has determined that ILFC is not one of its core businesses and decided to monetize its interest in ILFC.

6.	UNAUDITED SELECTED PRO FORMA FINANCIAL INFORMATION

This chapter shows certain unaudited selected financial information for the combined company on a pro forma basis for the nine months ended 30 September 2013, per an assumed date of Closing in Q2 2014 and post the completion of the integration of the combined company (which AerCap currently expects to complete in the course of 2015). The selected pro forma financial information as of 30 September 2013 should be read in conjunction with the unaudited Interim Financial Reports for the Nine Months ended 30 September 2013 of AerCap and ILFC, including the notes thereto, that have been prepared in accordance with US GAAP.

The accounting rules require that, when combining the balance sheet of an acquired company with its own, the acquirer (AerCap) states the identifiable assets and liabilities of the purchased business at their fair market value. In the table below, certain preliminary pro forma adjustments have been made to illustrate the potential impacts of such fair value adjustments. The pro forma adjustments are based on current market conditions and available information and are therefore preliminary and have been made solely for the purpose of providing the illustrative unaudited pro forma combined financial statements. Significant differences between these preliminary estimates and the final purchase accounting may occur and these differences could have a material impact on the combined company’s future results of operations and financial position.

The unaudited selected pro forma financial information is included for illustrative purposes only, and may not represent any actual financial position or any actual results of operations. The preliminary unaudited balance sheet of the combined company as of the closing date of the Proposed Transaction will be first made available as part of the interim financial results announcements of AerCap following the Closing.

AerCap does not claim or represent that the unaudited selected pro forma financial information is indicative of its financial position or results that would have been achieved had the Transaction taken place as of 1 October 2013 or at any other relevant date mentioned in this chapter or that may be achieved in the future. There can be no assurance that the assumptions used in the preparation of the illustrative financial information, amongst others in relation to the successful integration of the businesses of AerCap and ILFC and the success of AerCap’s strategy following the completion of the Proposed Transaction, will prove to be correct. Certain factors could cause actual results to differ materially from the financial information provided below, including the following: AerCap may not realize expected cost savings, synergies and other benefits because of integration difficulties, difficulty implementing the proposed transaction structure and other challenges; actual fair value adjustments to assets and liabilities acquired and acquisition accounting may materially differ upon closing following further analysis of available information and as a result of changes in market conditions at the closing date of the Proposed Transaction; AerCap’s future results may suffer if the combined company does not effectively manage its expanded operations following the transaction; and the fact that AerCap is expected to incur substantial expenses related to the Proposed Transaction and the integration of ILFC’s business that may not be offset by cost savings, synergies and other benefits. The unaudited selected pro forma financial information and especially the outlooks in the below paragraphs contain forward looking statements. Forward-looking statements involve assessing risks and uncertainties and making assumptions. Undue reliance should not be placed on any forward-looking statements.

For further information regarding forward-looking statements, see the section “Important Information”. The financial information provided below has not been prepared in accordance with the requirements of Regulation S-X promulgated by the SEC, including the requirements related to preparation of pro forma financial information and financial forecasts.

Pro Forma Assets and Capital Structure

As of September 30, 2013 the combined company has approximately 1,700 aircraft including the order book, serving over 200 lessees. Total assets including pro form adjustments are estimated to be approximately USD 41 billion, of which USD 35 billion are the aircraft assets.

The initial capital structure of the combined company as of an assumed date of  Closing in Q2 2014 is expected to consist of around USD 31 billion of debt and USD 5 to 6 billion of equity based on the AerCap (AER) share price up to and including 16 December 2013 (the date of announcement of the Proposed Transaction)2. Based on the price paid and the resulting write-down of the assets, the initial debt to equity ratio is expected to be approximately 5.5 to one. Following the acquisition accounting, the leverage ratio is expected to be higher than the level that AerCap is used to in managing its business, even though the cash flows of the combined company remain unchanged. The strong profit and cash flow generation of the combined company is expected to quickly drive a reduction in leverage. Within two years, we expect a reduction in the debt to equity ratio to around four to one, and within four to five years, a reduction to approximately three to one is expected.

			Pro Forma
Sept. 30, 2013	AerCap	ILFC	Adjustments	Combined

Total Assets (USD billion)	9	37	~(5)	~41

Aircraft Assets (USD billion)	8	33	~(6)	~35

Number Aircraft *
Owned Aircraft	231	931		1,162
Managed Aircraft	96	71		167
Total	327	1,002		1,329

In addition, the combined company has an attractive order book of 385 aircraft.

2 The final equity value of the combined company will be determined on the basis of the market conditions and the closing stock price of AerCap’s shares on the closing date of the Proposed Transaction.

Pro forma combined company as of assumed Q2 2014 Closing

Total Equity (USD billion)	~5 - 6

Debt / Equity Ratio **	~5.5 x

* Please refer to the interim reports of AerCap and ILFC for notes and details.
** Strong profit and cash flow is expected to drive fast deleveraging.

Outlook of Pro Forma Earnings

As of the Closing, the combined company is expected to generate annual revenue of approximately USD 5 billion. The fair valuation of the ILFC’s assets and liabilities as of the closing date of the Proposed Transaction is expected to drive cost levels such as depreciation. On an annual basis, the earnings benefit from fair value accounting is expected to be approximately USD 0.3 billion per year, based on current market conditions and available information.

All other figures in this paragraph relate to the period after completion of the integration of the combined company, which is currently expected to take place in the course of 2015.

The combination of AerCap’s and ILFC’s businesses is expected to allow certain cost synergies to be achieved. AerCap plans to transfer a significant portion of the aircraft assets to Ireland, where it already has a significant presence, in order to align with its operating platform. This is expected to also result in a significant reduction in tax expenses. The cost and tax synergies jointly are expected to provide after-tax run rate earnings of approximately USD 0.3 billion per year.

All of this is expected to drive strong profit generation with run-rate net profit of approximately USD 1 billion per year, run-rate earnings per share in excess of USD 4.00 per year and a run-rate return on equity of approximately 15%.

(USD Billions, except Earnings Per Share which is in USD)

Annual Revenue	~5.0
Annual Earnings Driven by Write Down/Fair Valuation	~0.3

Run-rate Earnings Driven by Cost/Tax Synergies	~0.3
Run-rate Earnings Per Share (USD)	~4.00 +
Run-rate Return on Equity	~15%

Outlook for Pro Forma Cash Flows, Liquidity & Debt Structure

The liquidity of the combined company is expected to be strong. The targeted liquidity position is to maintain the sources of liquidity for the 12 months following the Closing Effective Time to be equal to approximately 1.2 times the contracted uses. The sources include the available lines of credit, unrestricted cash, and operating cash flows. These sources are expected to be approximately USD 8 billion as of the Closing. The uses include both the contracted capital expenditures as well as the contracted debt maturities.

Given that both companies have enjoyed strong access to the funding markets, AerCap plans to access capital from both the unsecured and secured debt markets going forward. The approximate mix of the debt structure is expected to be 40% secured and 60% unsecured going forward.

(USD Billions)

Annual Operating Cash Flows (Excl. Sales / as of Closing)	~3
Revolving Lines of Credit as of Closing *	~4
Unrestricted Cash as of Closing	~1
Secured/Unsecured Debt Mix	~40% / ~60%

Liquidity sources for the 12 months following the Closing Effective Time	~ 8

* Requires amendment.

7.	SUMMARY OF THE TERMS OF THE PROPOSED TRANSACTION

IMPORTANT INFORMATION
In this chapter, certain important terms of Transaction Agreements are summarized. This summary is for ease of understanding the Proposed Transaction and does not in any way purport to be complete and is qualified in its entirety by the full text of the agreements described herein, which are publicly available as attachments to the Form 8-K filed by AIG with the SEC on 16 December 2013.

Share Purchase Agreement

Consideration
At the Closing, the Purchaser will purchase 45,267,723 shares of common stock of ILFC, which constitute 100% of the issued and outstanding shares of ILFC’s common stock, from the Seller in exchange for the following consideration:
●
USD 3,000,000,000 (which consists of USD 2,400,000,000 to be paid by AerCap to the Seller at Closing and a special distribution of USD 600,000,000  to be made by ILFC to the Seller at the Closing) (the “Cash Consideration”); and

●	97,560,976 Shares (as adjusted pursuant to the terms of the Share Purchase Agreement) (the “Stock Consideration”), representing approximately 46% of AerCap’s outstanding Shares after the Closing.

Conditions to closing
The obligations of the Seller and Purchaser to proceed with the Closing are subject to the satisfaction or waiver of the following conditions (which conditions may only be waived by the mutual agreement of the Seller and Purchaser):
●	all required regulatory and anti-trust approvals must have been obtained;
●	clearance from CFIUS must have been obtained;
●	there must be no legal restraint preventing consummation of the transactions contemplated by the Share Purchase Agreement and the other Transaction Agreements; and
●	the General Meeting must have approved the Proposed Transaction.

The obligation of the Seller to proceed with the Closing is further subject to the satisfaction or waiver of the following conditions (which conditions may only be waived by the Seller):
●
AerCap’s warranties must be accurate (subject, in certain cases, to “materiality” and “material adverse effect” qualifiers) and AerCap must have complied in all material respects with its interim operating covenants;

●	AerCap must not have experienced a “material adverse effect” between the entry into the Share Purchase Agreement and the Closing;
●	the Stock Consideration must have been listed on the New York Stock Exchange; and
●	the Registration Rights Agreement, the Shareholders’ Agreement and the Compliance Agreement must have been executed and delivered by AerCap.

The obligation of Purchaser to proceed with the Closing is further subject to the satisfaction or waiver of the following conditions (which conditions may only be waived by Purchaser):

●	all ILFC aircraft registered with the FAA must be held by, and registered with the FAA in the name of, an owner trustee that is a U.S. citizen;
●
AIG and the Seller’s warranties must be accurate (subject, in certain cases, to “materiality” and “material adverse effect” qualifiers) and AIG and the Seller must have caused ILFC to comply in all material respects with its interim operating covenants;

●	ILFC must not have experienced a “material adverse effect” between the entry into the Share Purchase Agreement and the Closing;
●	certain waivers and amendments required under certain ILFC debt facilities in order to consummate the Proposed Transaction must have been obtained; and
●	the Registration Rights Agreement and the Shareholders’ Agreement must have been executed and delivered by AIG.

Regulatory approvals
The consummation of the Proposed Transaction is conditional upon the approval of certain regulatory and anti-trust authorities, including regulatory and anti-trust authorities in the United States and China, and CFIUS.

AerCap and Purchaser, on the one hand, and AIG and the Seller, on the other hand, are required to use reasonable best efforts to take the steps necessary, proper and advisable to obtain the governmental approvals necessary to consummate the Proposed Transaction.

Warranties
The Share Purchase Agreement contains warranties made by AIG and the Seller to AerCap and Purchaser (concerning ILFC and its subsidiaries) and by AerCap and Purchaser to AIG and the Seller. Certain of the warranties in the Share Purchase Agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect). In addition, certain of the warranties in the Share Purchase Agreement are subject to knowledge qualifications, which means that those warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain listed individuals did not have actual knowledge.

Operating covenants
AIG and the Seller have agreed to certain covenants in the Share Purchase Agreement restricting the conduct of ILFC’s business between the entry into the Share Purchase Agreement and the Closing. AerCap has also agreed to certain covenants in the Share Purchase Agreement restricting the conduct of its business between the entry into the Share Purchase Agreement and the Closing.

Indemnity
AIG and the Seller, on the one hand, and AerCap and Purchaser, on the other hand, will indemnify each other for breaches of certain key warranties and breaches of covenants. AIG and the Seller will also indemnify AerCap and Purchaser for claims by Jumbo Acquisition Limited regarding the termination of the Potential Jumbo Transaction.

The warranties for which AIG and the Seller, on the one hand, and AerCap and Purchaser, on the other hand will indemnify each other will generally survive for 24 months after Closing (with the

“fundamental warranties” regarding the ability of the parties to complete the transactions surviving indefinitely and certain warranties related to taxes surviving for 36 months after closing).

Deductible – Indemnification for warranties (other than fundamental warranties) is subject to reciprocal deductibles of USD 40 million.

Cap – Indemnification for warranties (other than fundamental warranties) is subject to reciprocal caps of USD 1.0 billion.

Aggregate Liability Cap – AIG and the Seller’s aggregate liability under the Share Purchase Agreement is capped at USD 5.0 billion and AerCap and Purchaser’s aggregate liability under the Share Purchase Agreement is capped at USD 2.0 billion.

Gross-Up – AerCap and Purchaser are required to “gross up” indemnification payments to AIG and the Seller, as a result of Seller’s equity stake in AerCap on the date of payment, for losses incurred by AerCap.

No-Shops
The Seller is prohibited from soliciting proposals for, and entering into negotiations with respect to, competing transactions.

AerCap is also prohibited from soliciting proposals for, and entering into negotiations with respect to, certain competing transactions. However, in response to an unsolicited offer/proposal which the Board determines constitutes or could reasonably be expected to lead to a proposal that is superior to the Proposed Transaction AerCap may enter into negotiations with respect to a competing transaction. AerCap may only do so if the Board concludes that failure to take such action could reasonably be expected to be inconsistent with the directors’ fiduciary duties.

EGM/Change of Board Recommendation
AerCap is required to hold an EGM for its shareholders and other persons entitled to vote, to vote on the Proposed Transaction.

The Board has the flexibility to change its recommendation that the General Meeting approve the Proposed Transaction as a result of a post-signing development (including if a third party makes a superior proposal) if it determines that failure to do so would be inconsistent with the directors’ fiduciary duties.

AerCap must negotiate with AIG and the Seller before the Board changes its recommendation regarding changes to the Proposed Transaction which would make it no longer necessary for the Board to change its recommendation.

Tax provisions
AerCap and the Seller will make an election under Section 338(h)(10) of the U.S. Tax Code with respect to ILFC and each of its subsidiaries that is a U.S. domestic corporation.

The Seller is responsible for all pre-closing U.S. consolidated tax liabilities of ILFC. At the Closing, the Seller will pay AerCap the amount of all current income tax liabilities of ILFC reflected on ILFC’s opening balance sheet after giving effect to the Proposed Transaction and the Section 338(h)(10) election described above.

Compensation and benefits matters
The Seller will retain all obligations and liabilities with respect to benefit plans that are not sponsored solely by ILFC, as well as all equity compensation arrangements, with the exception of long-term incentive and TARP-related compensation. ILFC will retain obligations and liabilities with respect to benefit plans sponsored solely by ILFC, including with respect to earned bonuses and deferred compensation.

AIG and its affiliates will be prohibited from soliciting ILFC employees for three years following the Closing.

For any ILFC employee that is terminated within three years of the Closing, AerCap will provide severance payments and benefits that are no less favourable than those provided by the Seller.

Termination rights
Either AerCap or the Seller can terminate the Share Purchase Agreement if:

(1)	Closing does not occur within nine months of signing (subject to a possible extension of up to three months);

(2)	the General Meeting does not approve the Proposed Transaction;

(3)	there is a final and non-appealable order enjoining the Proposed Transaction;

(4)
the other party has breached its warranties or covenants and such breach would result in the failure of a closing condition, and such breach has not been cured by the earlier of 16 September 2014 and the date falling three months after the date of such breach; or

(5)
there has been a material adverse effect within the meaning of the Share Purchase Agreement on ILFC (which allows Purchaser to terminate) or on the AerCap (which allows AIG or the Seller to terminate), and has not been cured by the earlier of 16 September 2014 and the date falling three months after the date of the occurrence of the material adverse effect.

The Seller can also terminate if:

(1)	the Board changes its recommendation;

(2)
the General Meeting has not been duly called and held prior to the termination of the Voting Agreement (as the duration of such Voting Agreement may be extended) unless the failure of such General Meeting to have been duly called and held within such period was the result of any order by a governmental authority restraining, enjoining or otherwise prohibiting the General Meeting from being held; or

(3)
all of the closing conditions are satisfied or waived (except those that are to be satisfied at closing), AIG or the Seller has given notice to Purchaser that it is prepared to close and Purchaser fails to close by the date required pursuant to the Share Purchase Agreement (a “Closing Failure”).

Termination fees
The Purchaser is required to pay the Seller a USD 100 million termination fee if:

(1)	AIG or the Seller terminates because the Board changes its recommendation;

(2)
certain competing offers are made, the Share Purchase Agreement is then terminated because either the General Meeting does not approve the Proposed Transaction or Closing has not occurred within 9 months (and the General Meeting has not yet approved the transaction at the time of termination), and AerCap enters into an alternative transaction within 12 months of termination

(3)
AIG or the Seller terminates because of a Closing Failure or Purchaser terminates because the closing does not occur within 9 months under circumstances where AIG or Seller could have terminated because of a Closing Failure; or

(4)
AIG or the Seller terminates because the General Meeting has not been duly called and held prior to the termination of the Voting Agreement (as the duration of such Voting Agreement may be extended) unless the failure of such General Meeting to have been duly called and held within such period was the result of any order by a governmental authority restraining, enjoining or otherwise prohibiting the General Meeting from being held.

Specific performance
The parties have agreed that they will be entitled to seek an injunction or injunctions to prevent breaches of the Share Purchase Agreement and to enforce specifically the terms and provisions of the Share Purchase Agreement without proof of damages or otherwise. Specific performance is available to the parties in addition to any other remedy to which they are entitled, except that the Seller is not entitled to receive a termination fee in addition to a grant of specific performance to consummate the Proposed Transaction.

Governing law and submission to jurisdiction
The Share Purchase Agreement is governed by New York law. All disputes will be settled by arbitration in accordance with the Rule of Arbitration of the International Chamber of Commerce.

Shareholders’ Agreement and Registration Rights Agreement
As a condition to the Closing, Seller, AIG, and AerCap will enter into a shareholders’ agreement (the “Shareholders’ Agreement”) and a registration rights agreement (the “Registration Rights Agreement”).

Board nomination rights
For as long as AIG and its subsidiaries own at least 10% of the outstanding Shares, the Seller will be entitled to nominate two directors to the Board, and for as long as the AIG group owns any of the Shares, the Seller will be entitled to nominate one director to the Board. If elected, the Seller’s nominated directors will serve four year terms, but one of the Seller’s nominated directors will resign if the AIG group’s aggregate ownership decreases below 10% of AerCap’s outstanding Shares and the second will resign if the AIG group ceases to own any Shares. AerCap has also agreed not to grant any person the right to nominate more directors than the Seller.

Restrictions on voting of Shares
In general, the AIG group may vote Shares constituting up to 24.9% of Shares able to vote (taking into consideration such voting restriction) and must abstain from voting the remainder of its Shares. This voting restriction will not apply to, and the AIG group may vote 100% of its Shares in connection with:
●	any transaction requiring approval of the General Meeting under article 2:107a DCC, other than change of control transactions not approved by the Board;
●	any merger or sale of substantially all of the assets of AerCap or other change of control transactions involving AerCap, in each case approved by the Board;
●	changes to AerCap’s organizational documents that would have a materially adverse and disproportionate effect on the AIG group relative to AerCap’s other shareholders; and
●	any proposal at a General Meeting to limit or exclude the AIG group’s pre-emptive rights.

Until the AIG group holds less than 10% of the outstanding Shares, the AIG group must abstain from voting any of its Shares in connection with the election or removal of any director nominees not approved by the Board and any change of control transaction not approved by the Board.

Foundation structure
In the unforeseen event that Seller would challenge the enforceability of the voting restrictions in the Shareholders’ Agreement, AerCap is entitled to require the AIG group to implement the foundation structure. In such event the AIG group will transfer its Shares to a Dutch foundation (stichting), in exchange for which the AIG group will receive a corresponding number of registered depository receipts from the foundation which will provide the AIG group with the economic benefits of AerCap shares, while the voting rights will remain with the foundation.

The foundation would be subject to the same voting agreement as the AIG group, and the AIG group would be able to instruct the foundation how to vote on the specific matters on which the AIG group would be entitled to vote under the voting agreement provisions of the Shareholders’ Agreement. The members of the board of the foundation would be appointed by AerCap.

Lock-up periods
The AIG group is prohibited from selling any Shares prior to 9 months after the date of Closing. The AIG group may sell up to 1/3 of the Shares it acquires pursuant to the Share Purchase Agreement beginning 9 months after the date of Closing, 2/3 of the Shares it acquires pursuant to the Share Purchase Agreement beginning 12 months after the date of Closing and all of the Shares it acquires pursuant to the Share Purchase Agreement beginning 15 months after the date of Closing.

Restrictions on transfer of Shares
The AIG group may not transfer more than 9.9% of the outstanding Shares to any one transferee, except in a bona-fide broadly distributed underwritten public offering, and may not transfer any of the Shares in connection with any tender offer, exchange offer or other acquisition not supported by the Board. Restrictions on the transfer of the AIG group’s Shares will not apply to transfers to AerCap or wholly owned subsidiaries of AIG, or to transfers in connection with a merger or acquisition approved by the Board.

Standstill provisions
Until six months after the first date on which the AIG group owns less than 10% of the outstanding Shares, the AIG group will be subject to customary standstill provisions.

Pre-emptive rights
If AerCap issues equity securities for cash in an amount equal to or greater than 20% of AerCap share capital, AerCap shall not exclude or limit the AIG group’s pre-emptive rights - except to the extent such rights are limited or excluded by the General Meeting - to purchase the portion of the issued Shares required to maintain its ownership percentage in AerCap.

Share repurchases
If AerCap offers to repurchase Shares from other shareholders, it is required to offer to repurchase the AIG group’s Shares pro rata.

Registration rights
The Registration Rights Agreement will provide that, subject to the lock-up periods described above, from and after the date that is 210 days after the Closing, the AIG group will have customary registration rights with respect to the Stock Consideration.

Specific performance
The parties have agreed that they will be entitled to seek an injunction or injunctions to prevent breaches of the Shareholders’ Agreement and the Registration Rights Agreement and to enforce specifically the terms and provisions of the Shareholders’ Agreement and the Registration Rights Agreement without proof of damages or otherwise in addition to any other remedy to which they are entitled.

Governing law, submission to jurisdiction and dispute resolution
The Shareholders’ Agreement is governed by Dutch law and the Registration Rights Agreement is governed by New York law. The Shareholders’ Agreement provides that all disputes will be settled in the courts of Amsterdam, The Netherlands. The Registration Rights Agreement provides that all disputes will be settled by arbitration in accordance with the Rule of Arbitration of the International Chamber of Commerce.

Compliance Agreement
AIG and AerCap have entered into a financial reporting and compliance agreement  (the “Compliance Agreement”) pursuant to which AerCap has agreed to, among other things, adopt certain compliance policies, provide AIG with reports and access to certain information and personnel and cooperate with AIG in complying with certain regulatory requirements.

Seller Credit Agreement
AerCap has obtained USD 1,000,000,000 of committed unsecured financing from AIG, which will provide AerCap with additional liquidity and working capital. AerCap Ireland Capital Limited is the borrower under the facility, with AerCap, AerCap Aviation Solutions B.V. and AerCap Ireland Limited as guarantors on at signing. ILFC, any financing trust established as a successor to ILFC, and any subsidiary of the financing trust (or, if there is no financing trust, AerCap Ireland Capital Limited) of which ILFC is a subsidiary will be added as guarantors on the closing date via assumption agreements signed immediately following closing. The credit agreement governing the facility (the “Seller Credit Agreement”) was signed by the parties thereto at the time of signing of the Share Purchase Agreement, but the facility will not be available for drawing until the Closing. Commitments under the facility mature five years after consummation of the Proposed Transaction, and loans under the facility bear interest at LIBOR plus 375 basis points. Amounts borrowed under the Seller Credit Agreement can be repaid and reborrowed up until maturity. The Seller Credit Agreement contains customary representations, covenants and events of default.

8.	FINANCING OF THE PROPOSED TRANSACTION

The Cash Consideration is expected to be funded through a combination of new debt financing and cash of the combined company.

In connection with the financing of the Proposed Transaction, AerCap has entered into a USD 2,750,000,000 bridge credit agreement with UBS, as administrative agent, Citigroup and UBS Securities as joint lead arrangers and joint bookrunners, and Citibank, as syndication agent (the “Bridge Credit Agreement”). The borrower under the facility is AerCap Ireland Capital Limited, and AerCap, together with AerCap Aviation Solutions B.V. and AerCap Ireland Limited, are guarantors as of signing. At the Closing, ILFC and certain of ILFC’s subsidiaries will become guarantors of the facility. The loans under the facility will mature 364 days after the Closing. The interest rate per annum applicable to the facility will be, at the election of AerCap, either (i) an adjusted London inter-bank offer rate (“LIBOR”) plus an initial 175 basis point spread (which increases to 200 basis points if the ratings of AerCap’s senior, unsecured long-term debt from S&P and Fitch is not BB or better, in each case with stable or positive outlook, prior to the 90th day after the Closing), which increases to 225 basis points 90 days after the Closing, 262.5 basis points 180 days after the Closing, and 312.5 basis points 270 days after the Closing, or (ii) an Alternate Base Rate (as defined below) plus an initial 75 basis point spread (which increases to 100 basis points if the ratings of AerCap’s senior, unsecured long-term debt from S&P and Fitch is not BB or better, in each case with stable or positive outlook, prior to the 90th day after the Closing), which increases to 125 basis points 90 days after the Closing, 162.5 basis points 180 days after the Closing, and 212.5 basis points 270 days after the Closing. The “Alternate Base Rate” means the greatest of the adjusted one-month LIBOR plus 100 basis points per annum, the prime commercial lending rate of UBS and the weighted average of rates on overnight funds transactions with members of the US Federal Reserve System plus 50 basis points per annum. AerCap Ireland Capital Limited has the right under the facility to prepay any amounts outstanding without penalty or premium. The facility contains customary representations, warranties, covenants and events of default, and has limited conditions on borrowing, including a condition that the Proposed Transaction be consummated prior to or substantially concurrently with the making of loans under the facility. In connection with the facility, AerCap has entered into fee letters and other agreements with UBS and Citibank under which AerCap agrees to pay certain fees and expenses to UBS and Citibank and/or their affiliates.

9.	SENIOR MANAGEMENT RETENTION

AerCap wishes to retain its executive management team, who have consistently demonstrated superior performance and are crucial to a successful implementation of the Proposed Transaction. To this end, AerCap has designed an additional compensation scheme, designed to ensure AerCap’s continued benefit from the services of AerCap’s executive management team and to reward them for superior company performance and improvement in shareholder value. To ensure the objectivity of the compensation setting process, the Committee engaged, and has been advised, by Towers Watson as an independent consultant, without the involvement of AerCap’s executives. The Committee tasked the independent consultant with the consideration of AerCap’s goals of retaining the highest calibre executives and motivating them to superior performance, and directed the independent consultant to conduct a benchmarking study against AerCap’s peers to ensure a competitive compensation scheme attuned to AerCap’s performance against its competitors.  The resulting scheme includes, in addition to competitive annual compensation, the opportunity to earn long-term equity incentive awards. Two-thirds of an executive’s equity incentive awards will be subject to AerCap’s achievement of challenging performance targets that will reinforce the alignment of management’s interests with those of AerCap and its shareholders. This portion of the equity incentive awards will vest in May 2018, but only if AerCap meets the required targets. The remaining one-third of an executive’s incentive award will be subject to time-based vesting, conditioned on continued employment through May 2018, with the exception of Mr. Aengus Kelly, AerCap’s executive director and Chief Executive Officer. The remaining one-third of Mr. Aengus Kelly’s equity incentive award will vest a year later in May 2019, thus incentivizing him to contribute his services and leadership for at least the next five years, during which time he will be responsible for overseeing the continued excellence of management and AerCap. The new compensation scheme is subject to, and effective from, the Closing Effective Time. Concurrent herewith, it is proposed to the EGM that Mr. Aengus Kelly be re-appointed as executive director of AerCap for a period of four years, with effect from the expiry of his current term at the close of the 2015 annual general meeting of shareholders. In this way, AerCap secures the continued services and leadership of Mr. Aengus Kelly and his outstanding executive management team during a period of significant growth and advancement.

10.	RECOMMENDATION BY THE BOARD

The Board, after having duly considered the relevant strategic, economic, financial and social aspects, has determined that the Proposed Transaction, including the appointment of Robert H. Benmosche and David L. Herzog as non-executive directors, is in the best interest of AerCap and all of its shareholders, financiers and other stakeholders. The Board has conducted discussions with UBS Securities and Goldman Sachs as financial advisors and Cravath Swaine & Moore LLP, NautaDutilh N.V., McCann Fitzgerald and Freshfields Bruckhaus Deringer LLP as their legal advisors. The Board received an opinion from Goldman Sachs, attached as Exhibit A and dated as at 16 December 2013, that as of such date and based upon and subject to the factors and assumptions set forth in such opinion, the Consideration to be paid by AerCap for all of the outstanding shares of common stock of ILFC pursuant to the Share Purchase Agreement was fair from a financial point of view to AerCap.

The Board unanimously supports the Proposed Transaction, including the appointment of Robert H. Benmosche and David L. Herzog as non-executive directors, and recommends that AerCap’s shareholders and other persons entitled to vote exercise their voting rights at the EGM in favor of the Proposed Transaction, including the appointment of  Robert H. Benmosche and David L. Herzog  as non-executive directors.

The Boards of the Seller, AIG, and ILFC have resolved to enter into and support the Proposed Transaction, including the appointment of Robert H. Benmosche and David L. Herzog as non-executive directors, subject to the terms of the Transaction Agreements.

EXHIBIT A
Opinion of Goldman Sachs International

PERSONAL AND CONFIDENTIAL

December 16, 2013

Board of Directors
AerCap Holdings N.V.
Stationsplein 965
1117 CE Schipol Airport
Amsterdam
The Netherlands

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to AerCap Holdings N.V. (the “Company”) of the: (a) US$3 billion in cash (as adjusted by the Dividend Adjustment (as defined below), the “Cash Consideration”) to be paid by AerCap Ireland Ltd (“AerCap Sub”), a wholly owned subsidiary of the Company, to AIG Capital Corporation (“AIG Sub”), a wholly owned subsidiary of American International Group, Inc. (“AIG”); and (b) 97,560,976 ordinary shares, par value €0.01 per share, of the Company (the “Company Shares”) to be issued by the Company to AIG Sub (the “Stock Consideration”), in each case pursuant to the share purchase agreement, dated as of December 16, 2013 (the “Agreement”), by and between the Company, AerCap Sub, AIG and AIG Sub, in connection with the purchase by the Company of all the outstanding shares of common stock (the “ILFC Shares”) of International Lease Finance Corporation (“ILFC”). In accordance with the Agreement, ILFC will pay the Special Distribution (as defined in the Agreement) in an aggregate amount of US$600 million plus €1 million at Completion (as defined in the Agreement) and the Cash Consideration shall be reduced by an amount equal to US$600 million of such Special Distribution (the “Dividend Adjustment”, and together with the Cash Consideration and the Stock Consideration, the “Consideration”).

Goldman Sachs International and its affiliates (“Goldman Sachs”) are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, AIG, ILFC and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for the accounts of Goldman Sachs and its employees and their customers. We have acted as financial advisor to the Board of Directors of the  Company in connection with the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as structuring agent in the sale of the Company’s equity interest in Aircraft Lease Securitisation Limited in November 2012. We also have provided certain investment banking services to AIG and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner in

Board of Directors
AerCap Holdings N.V.
December 16, 2013

AIG’s sell-downs of its stake in AIA Group Ltd., a former affiliate of AIG, in March 2012 (aggregate amount $6,000,000,000) and September 2012 (aggregate amount $2,000,000,000); and as joint bookrunner in AIG’s  offering of 4.875% notes (aggregate principal amount $750,000,000) in June 2012. We also have provided certain investment banking services to ILFC and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as co-manager in the offering of ILFC’s 4.875% senior notes due 2015 and 5.875% senior notes due 2019 (aggregate principal amount $1,500,000,000) in March 2012; as joint lead arranger in ILFC’s refinancing of its $550,000,000 secured term loan in April 2012 and as joint bookrunner in the offering of 3.875% senior notes due 2018 and 4.625% senior notes due 2021 (aggregate principal amount $1,250,000,000) in March 2013. We may also in the future provide investment banking services to the Company, AIG, ILFC and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 20-F of the Company and Form 10-K of ILFC for the last three fiscal years ended December 31, 2012; certain interim reports to stockholders and Quarterly Reports on Form 6-K of the Company and Quarterly Reports on Form 10-Q of ILFC; certain other communications from the Company and ILFC to their respective stockholders; certain publicly available research analyst reports for the Company; audited financial statements for ILFC for the three fiscal years ended 31 December 2012; unaudited financial statements for ILFC for the nine month period ended 30 September 2013; certain internal analyses and forecasts for ILFC prepared by the management of ILFC; and certain internal analyses and forecasts for the Company and certain financial analyses and forecasts for ILFC, in each case as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”), and certain cost savings and operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of ILFC and the Company; reviewed the reported price and trading activity for the Company Shares; compared certain financial information for ILFC and certain financial and stock market information for the Company with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the air leasing industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof.  In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of ILFC, the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or ILFC or on the expected benefits of the Transaction in any

Board of Directors
AerCap Holdings N.V.
December 16, 2013

way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters.  This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Consideration to be paid by the Company for all of the outstanding ILFC Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, any allocation of the Consideration or ongoing obligations of the Company or ILFC or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or ILFC, or any class of such persons in connection with the Transaction, whether relative to the Consideration to be paid by the Company for all of the outstanding ILFC Shares pursuant to the Agreement or otherwise.  We are not expressing any opinion as to the prices at which the Company Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company, ILFC or AIG or the ability of the Company, AIG or ILFC to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of shares of the Company should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by the Company for all of the outstanding ILFC Shares pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

GOLDMAN SACHS INTERNATIONAL

By:
Managing Director